EXHIBIT 6.1

STATEMENT DETAILING
COMPUTATION OF PER SHARE EARNINGS

For the year ended July 31, 2009 per audited Financial Statements:

Net loss:	$1,191,695

Weighted Average Number of Shares
Outstanding Calculated as follows:	14,318,189

Number of Shares	Weight	Weighted Average
		Number of Shares
14,318,189	1.000	14,318,189

Loss Per Share:	($0.08)

For the year ended July 31, 2008 per audited Financial Statements:

Net loss:	$1,271,950

Weighted Average Number of Shares
Outstanding Calculated as follows:	14,318,189

Number of Shares	Weight	Weighted Average
		Number of Shares
14,318,189	1.000	14,318,189

Loss Per Share:	($0.09)

For the year ended July 31, 2007 per audited Financial Statements:

Net loss:	$2,526,524

Weighted Average Number of Shares
Outstanding Calculated as follows:	13,094,288

Number of Shares	Weight	Weighted Average
		Number of Shares
12,818,189	0.814	10,430,143
14,318,189	0.186	2,664,145
		13,318,189

Loss Per Share:	($0.19)